Exhibit 99.3

Exhibit 99.3

SECURITIES PURCHASE AGREEMENT

(American Depositary Shares)

This Securities Purchase Agreement (this “Agreement”) is dated as of February 7, 2023 (the “Effective Date”), by and among Renalytix plc, a public limited company incorporated under the laws of England and Wales (the “Company”), and each purchaser identified on the signature pages hereto (each a “Purchaser” and collectively the “Purchasers”).

Whereas, the Company and the Purchasers are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), solely to prospective investors in the United States.

Whereas, each Purchaser wishes to purchase, and the Company wishes to sell, upon the terms and conditions stated in this Agreement, American Depositary Shares (“ADSs”), each representing two ordinary shares, nominal value £0.0025 per share (the “Ordinary Shares”), in the numbers set forth opposite such Purchaser’s name on Exhibit A hereto (the “Purchased ADSs”). The Purchased ADSs and the Ordinary Shares represented thereby are together referred to as the “Securities.”

Whereas, in connection with the offering and sale of the Securities, Stifel Nicolaus Europe Limited are acting as placement agent (“Placement Agent”).

References in this Agreement to (1) the Company issuing and selling ADSs to the Purchasers, and similar or analogous expressions, shall be understood to include references to the Company allotting and issuing the new Ordinary Shares underlying those ADSs to Citibank, N.A., as depositary (the “Depositary”) or its nominee and procuring the issue of ADSs representing such Ordinary Shares by the Depositary or its nominee to the Purchasers; and (2) the purchase of, or payment for, any ADSs, and similar or analogous expressions, shall be understood to refer to the subscription for the Ordinary Shares underlying those ADSs, as well as deposit of the Ordinary Shares for ADSs representing such Ordinary Shares, and the payment of the subscription moneys in respect of such Ordinary Shares.

NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company and each Purchaser, severally and not jointly, agree as follows:

1.
Definitions
1.1
Definitions. In addition to the terms defined elsewhere in this Agreement, the following terms have the meanings set forth in this Section 1.1:

“AIM” means AIM, a market operated by London Stock Exchange.

2264853.02-NYCSR03A - MSW

{4741746; 3; 62887-001}

“AIM Rules for Companies” means the AIM Rules for Companies published by the London Stock Exchange, as in force from time to time.

“Closing” means the closing of the purchase and sale of the Securities on the Closing Date pursuant to Section 2.1 of this Agreement.

“Closing Date” means February 9, 2023.

“Commission” means the United States Securities and Exchange Commission.

“Companies Act” means the Companies Act 2006 in force in England and Wales as may be amended or updated from time to time.

“DTRs” means the Disclosure Guidance and Transparency Rules of the FCA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“FCA” means the UK Financial Conduct Authority.

“FSMA” means the UK Financial Services and Markets Act 2000.

“GAAP” means U.S. generally accepted accounting principles consistently applied.

“JRC Registration Rights Agreement” means the Registration Rights Agreement, dated as of February 6, 2023, by and between the Company and The Hamilton E. James 2003 Childrens Trust.

“London Stock Exchange” means London Stock Exchange plc.

“MAR” means the Market Abuse Regulation (EU) No. 596/2014 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018

“Material Adverse Effect” means a circumstance that (i) would reasonably be expected to have a material adverse effect on the performance of this Agreement or the consummation of any of the transactions contemplated hereby or (ii) would reasonably be expected to have a material adverse effect on the condition (financial or otherwise), results of operations, business, prospects, management, shareholders’ equity or properties of the Company and its subsidiaries taken as a whole.

“Mount Sinai Registration Rights Agreement” means the Registration Rights Agreement, dated as of June 24, 2020, by and between Icahn School of Medicine at Mount Sinai and the Company (formerly, Renalytix AI plc).

“Nasdaq” means The Nasdaq Global Market.

“Purchase Price” means $2.17 per ADS.

“Registration Statement” means a registration statement or registration statements of the Company filed under the Securities Act.

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“SEC Reports” means collectively all reports, schedules, forms, statements and other documents required to be filed by the Company under the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, since July 21, 2020 (including the exhibits thereto and documents incorporated by reference therein).

“Short Sales” means all “short sales” as defined in Rule 200 of Regulation SHO of the Exchange Act, but shall be deemed to not include the location and/or reservation of borrowable Ordinary Shares or ADSs.

“Trading Day” means a day on which the Ordinary Shares are traded on AIM or the ADSs are traded on Nasdaq.

“Transaction Documents” means this Agreement and any other documents or agreements executed and delivered to the Purchasers in connection with the transactions contemplated hereunder.

“UK Published Information” means all announcements released by the Company via a regulatory information service and all documents uploaded to the website of the Company maintained for the purposes of Rule 26 of the AIM Rules for Companies.

2.
Purchase and Sale
2.1
Closing.
(a)
At the Closing, upon the terms set forth herein, the Company hereby agrees to issue and sell to each Purchaser, and each Purchaser agrees to purchase from the Company, severally and not jointly, the number of Securities set forth opposite such Purchaser’s name on Exhibit A hereto, at the Purchase Price per share.
(b)
At the Closing, each Purchaser shall deliver to the Company via wire transfer immediately available funds equal to the purchase price set forth opposite such Purchaser’s name on Exhibit A hereto and the Company shall deliver to each Purchaser its respective Securities in the amounts set forth opposite such Purchaser’s name on Exhibit A hereto, deliverable at the Closing on the Closing Date, in accordance with Section 2.2 of this Agreement. The Closing shall occur at 10:00 a.m. (New York City time) on the Closing Date or such other time and location as the parties shall mutually agree.
2.2
Deliveries; Closing Conditions.
(a)
At the Closing, the Company will deliver or cause to be delivered to each Purchaser certificate(s) or book-entry shares representing the Purchased ADSs registered in such

Purchaser’s name or the name of its nominee as the Purchaser shall direct. Such delivery shall be against payment of the purchase price therefor by such Purchaser by wire transfer of immediately available funds to the Company in accordance with the Company’s written wiring instructions.
(b)
At or prior to Closing, the Company will deliver or cause to be delivered to each Purchaser the following:
(i)
This Agreement duly executed by the Company;
(ii)
A legal opinion from US counsel to the Company and from UK counsel to the Company, in form and substance reasonably acceptable to the Purchasers; and
(iii)
the Company’s wire instructions, on Company letterhead and executed by the Chief Executive Officer or Chief Financial Officer.
(c)
At or prior to Closing, each Purchaser will deliver or cause to be delivered to the Company this Agreement duly executed by such Purchaser.
(d)
The respective obligations of the Company, on the one hand, and each Purchaser, on the other hand, hereunder in connection with the Closing are subject to the following conditions being met:
(i)
the accuracy in all material respects on the Closing Date of the representations and warranties contained herein (unless made as of a specified date therein) of the Company (with respect to the obligations of the Purchasers) and the Purchasers (with respect to the obligations of the Company);
(ii)
all obligations, covenants and agreements of the Company (with respect to the obligations of the Purchasers) and the Purchasers (with respect to the obligations of the Company) required to be performed at or prior to the Closing Date shall have been performed in all material respects; and
(iii)
(A) as to the Company, the delivery by each Purchaser of the items set forth in Section 2.2(c) of this Agreement, and (B) as to each Purchaser, the delivery by the Company of the items set forth in Section 2.2(b) of this Agreement.
(iv)
no Material Adverse Effect has occurred.
3.
Representations and Warranties
3.1
Representations and Warranties of the Company. Assuming the accuracy of the representations and warranties of the Purchasers set forth in Section 3.2 of this Agreement and except as set forth in the SEC Reports and/or the UK Published Information, which disclosures serve to qualify these representations and warranties in their entirety, the Company represents and warrants to the Purchasers and the Placement Agent that the statements contained in this Section 3.1 are true and correct as of the date hereof:

(a)
Status under the Securities Act. The Company was not and is not an “ineligible issuer,” as defined in Rule 405 under the Securities Act, without taking account of any determination by the Commission pursuant to Rule 405 that it is not necessary that the Company be considered an ineligible issuer.
(b)
Emerging Growth Company. The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act.
(c)
Incorporation and Good Standing. The Company and each of its subsidiaries have been duly incorporated and are validly existing under the laws of their respective jurisdictions of incorporation. The Company and its subsidiaries are duly qualified to do business and are in good standing (or their jurisdictional equivalent) in each jurisdiction in which their respective ownership or lease of property or the conduct of their respective businesses requires such qualification, and have all power and authority necessary to own or hold their respective properties and to conduct the businesses in which they are engaged, except where the failure to be so qualified or in good standing or have such power or authority would not, individually or in the aggregate, have a Material Adverse Effect.
(d)
Capitalization. As of the date hereof, there are 74,891,844 Ordinary Shares issued and outstanding, of which no shares are owned by the Company. There are no other shares of any other class or series of share capital of the Company issued or outstanding. All the issued and outstanding shares of the Company have been duly and validly authorized and issued and are fully paid and are not subject to any call for the payment of further capital and were issued free of any liens, encumbrances, rights of first refusal, pre-emptive or other similar rights, save for any rights of pre-emption under the Companies Act that were duly waived or disapplied, and have been issued in compliance with the Company’s articles of association and applicable law; except the Company’s equity incentive plans and as otherwise described in or expressly contemplated by the SEC Reports and/or the UK Published Information, there are no outstanding rights granted by the Company (including, without limitation, pre-emptive rights (save for those granted under applicable law)), securities, warrants or options to acquire, or instruments convertible into or exchangeable for, any shares or other equity interest in the Company or its subsidiaries, or any contract, commitment, agreement, understanding or arrangement of any kind relating to the issuance of any shares of the Company or any of its subsidiaries, any such convertible or exchangeable securities or any such rights, warrants or options; the share capital of the Company conforms in all material respects to the description thereof contained in the SEC Reports. As of the date of this Agreement and save as described in the SEC Reports and/or the UK Published Information, there are no outstanding obligations of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any shares or other equity interest in the Company or any of its subsidiaries, or any instruments convertible into or exchangeable for any shares or other equity interest in the Company or its subsidiaries.
(e)
Subsidiaries. The Company has no subsidiaries (as defined under the Securities Act) other than Renalytix AI, Inc. and Renalytix AI Limited (each, a “Subsidiary” and together, the “Subsidiaries”); the Company owns all of the issued and outstanding capital stock and ownership interests of the Subsidiaries; other than the capital stock and ownership interests of the Subsidiaries, the Company does not own, directly or indirectly, any shares of stock or any other equity interests or long-term debt securities of any corporation, firm, partnership, joint venture, association or other entity. All the outstanding capital stock or other equity interests of the Company’s subsidiaries owned, directly or indirectly, by the Company have been duly and validly authorized and issued, are fully paid and non-assessable, right of first refusal or similar right and are owned directly or indirectly by the Company, free and clear of any lien, charge, encumbrance, security interest, restriction on voting or transfer or any other claim of any third-party.
(f)
Organizational Documents. Complete and correct copies of the articles of association, certificate of incorporation, bylaws, operating agreements and other applicable organizational documents of the Company and its subsidiaries and all amendments thereto have been made available to you, and no changes therein will be made on or after the date hereof through and including the Closing Date.
(g)
Shares.
(i)
The Ordinary Shares have been duly and validly authorized (including pursuant to section 551 of the Companies Act) and, when allotted and issued and delivered against payment therefor pursuant to this Agreement, will be validly allotted and issued, fully paid and not subject to any call for the payment of further capital and will be free of any liens, encumbrances, preemptive rights, rights of first refusal or other similar rights to subscribe for or purchase the Ordinary Shares, save for any rights of pre-emption under the Companies Act that have been duly waived or disapplied, and the Ordinary Shares represented by ADSs will be of the same class as the existing Ordinary Shares.
(ii)
The ADSs have been duly authorized for issuance and sale pursuant to this Agreement (including, in respect of Ordinary Shares represented by the ADSs, pursuant to section 551 of the Companies Act) and, when issued and delivered by the Company against payment therefor pursuant to this Agreement, will be validly issued, fully paid and nonassessable, and the issuance and sale of the ADSs is not subject to any liens, encumbrances, preemptive rights, rights of first refusal or other similar rights to subscribe for or purchase such Shares (including those provided by section 561(1) of the Companies Act in respect of the Ordinary Shares represented by ADSs), save for any rights of pre-emption under the Companies Act that have been duly waived or disapplied.
(h)
Due Authorization. The Company has full right power and authority to execute and deliver the Transaction Documents and to perform its obligations hereunder and thereunder; and all action required to be taken for the due and proper authorization, execution and delivery by it of the Transaction Documents and the consummation by it of the transactions contemplated hereby and thereby has been duly and validly taken.
(i)
Securities Purchase Agreement. This Agreement has been duly authorized, executed and delivered by the Company, and constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization or similar laws relating to or affecting the enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(j)
No Violation or Default. Neither the Company nor any of its subsidiaries is (i) in violation of its articles of association, by-laws or any other organizational documents, as the case may be, of the Company or its subsidiaries; (ii) in violation of the AIM Rules for Companies (including, where applicable, any guidance notes published by the London Stock Exchange from time to time that apply to the Company); (iii) in default, and no event has occurred that, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any property or asset of the Company or any of its subsidiaries is subject; or (iv) in violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority, except, in the case of clauses (iii) and (iv) above, for any such default or violation that would not, individually or in the aggregate, have a Material Adverse Effect.
(k)
Investment Company Act. The Company is not and, after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in Section 5.4 of this Agreement, will not be, required to register as an “investment company” or an entity “controlled” by an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission thereunder (collectively, the “Investment Company Act”).
(l)
No Conflicts. The execution, delivery and performance by the Company of the Transaction Documents, the issuance and sale of the Securities and the consummation of the transactions contemplated by the Transaction Documents will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, result in the termination, modification or acceleration of, or result in the creation or imposition of any lien, charge or encumbrance upon any property, right or asset of the Company or any of its subsidiaries pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any property, right or asset of the Company or any of its subsidiaries is subject, (ii) result in any violation of the provisions of the articles of association, by-laws or any other organizational documents, as the case may be, of the Company or its subsidiaries or (iii) result in the violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority, except, in the case of clauses (i) and (iii) above, for any such conflict, breach, violation, default, lien, charge or encumbrance that would not, individually or in the aggregate, have a Material Adverse Effect.
(m)
Consents. No consent, approval, authorization, order, registration or qualification of or with any court or arbitrator or governmental or regulatory authority is required for the execution, delivery and performance by the Company of the Transaction Documents, the issuance and sale of the Securities and the consummation of the transactions contemplated by the Transaction Documents, other than (i) any necessary qualification under the securities or blue sky laws of the various jurisdictions in which the Securities are being offered, (ii) any listing applications and related consents, approvals or any notices required by Nasdaq or in the ordinary course of the offering and issuance of the Securities, (iii) admission of all of the Ordinary Shares to trading on AIM, (iv) filings made to the Registrar of Companies in the UK with respect to the allotment and issue of the Ordinary Shares and (v) filings with the Commission in connection with the offering and sale of the Securities pursuant to this Agreement.
(n)
No Registration Rights. Except as provided in Section 4 hereof and in the Mount Sinai Registration Rights Agreement and JRC Registration Rights Agreement, no person has the right, contractual or otherwise, to cause the Company to register under the Securities Act any shares of capital stock of or other equity interests in the Company, or to include any such shares or interests in the Resale Registration Statement or the offering contemplated by this Agreement, except any such right that has been validly waived in writing as of the date of this Agreement.
(o)
Licenses and Permits. The Company and its subsidiaries possess all licenses, sub-licenses, certificates, permits and other authorizations issued by, and have made all declarations and filings with, the appropriate and applicable federal, state, local or foreign governmental or regulatory authorities that are necessary for the ownership or lease of their respective properties or the conduct of their respective businesses as described in the SEC Reports, except where the failure to possess or make the same would not, individually or in the aggregate, have a Material Adverse Effect; and, neither the Company nor any of its subsidiaries has received notice of any revocation or modification of any such license, sub-license, certificate, permit or authorization or has any reason to believe that any such license, sub-license, certificate, permit or authorization will not be renewed in the ordinary course.
(p)
SEC Reports. Since July 21, 2020, the Company has filed all SEC Reports on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension. As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Exchange Act and, in each case, to the rules promulgated thereunder, as applicable, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.
(q)
Financial Statements. The financial statements (including the related notes thereto) of the Company and its consolidated subsidiaries included or incorporated by reference in the SEC Reports comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as applicable, and present fairly the financial position of the Company and its consolidated subsidiaries as of the dates indicated and the results of their operations and the changes in their cash flows for the periods specified; such financial statements have been prepared in conformity with GAAP applied on a consistent basis throughout the periods covered thereby, except in the case of unaudited financial statements, which are subject to normal year-end adjustments and do not contain certain footnotes as permitted by the applicable rules of the Commission; and any supporting schedules included or incorporated by reference in the SEC Reports present fairly in all material respects the information required to be stated therein and the other financial information included or incorporated by reference in the SEC Reports has been derived from the accounting records of the Company and its consolidated subsidiaries and presents fairly in all material respects the information shown thereby.

(r)
Legal Proceedings. There are no legal, governmental or regulatory investigations, actions, demands, claims, suits, arbitrations, inquiries or proceedings, including without limitation, any proceedings, inquiries or investigation by the London Stock Exchange (“Actions”) pending to which the Company or any of its subsidiaries is or may be a party or to which any property of the Company or any of its subsidiaries is or may be the subject that, individually or in the aggregate, if determined adversely to the Company or any of its subsidiaries, could reasonably be expected to have a Material Adverse Effect; no such Actions are threatened or, to the knowledge of the Company, contemplated by any governmental or regulatory authority or threatened by others; and (i) there are no current or pending Actions that are required under the Securities Act to be described in the SEC Reports that are not so described in the SEC Reports and (ii) there are no statutes, regulations or contracts or other documents that are required under the Securities Act to be filed as exhibits to the SEC Reports that are not so filed as exhibits to the SEC Reports or described in the SEC Reports.
(s)
Independent Accountants. Ernst & Young LLP, who have certified certain financial statements of the Company and its subsidiaries, is an independent registered public accounting firm with respect to the Company and its subsidiaries within the applicable rules and regulations adopted by the Commission and the Public Company Accounting Oversight Board (United States) and as required by the Securities Act.
(t)
No Material Adverse Change. Since September 30, 2022, (i) there has not been any material change in the Company’s issued share capital (other than the issuance of Ordinary Shares upon exercise of share options described as outstanding in the SEC Reports, and the grant of options and awards under existing equity incentive plans), short-term debt or long-term debt of the Company or its subsidiaries, or any dividend or distribution of any kind declared, set aside for payment, paid or made by the Company on any class of share capital, or any material adverse change, or any development that would reasonably be expected to result in, either individually or in the aggregate, a material adverse change, in or affecting the business, properties, management, financial position, shareholders’ equity, results of operations or prospects of the Company and its subsidiaries taken as a whole; (ii) neither the Company nor any of its subsidiaries have entered into any transaction or agreement (whether or not in the ordinary course of business) that is material to the Company and its subsidiaries taken as a whole or incurred any liability or obligation, direct or contingent (including any off-balance sheet obligations), that is material to the Company and its subsidiaries taken as a whole; and (iii) neither the Company nor any of its subsidiaries have sustained any loss or interference with its business that is material to the Company and its subsidiaries taken as a whole and that is either from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor disturbance or dispute or any action, order or decree of any court or arbitrator or governmental or regulatory authority. Since September 30, 2022, except for the transactions contemplated by this Agreement, no event, liability or development has occurred or exists with respect to the Company or its subsidiaries or their respective business, properties, operations or financial condition that is required to have been disclosed by the Company under applicable U.S. federal securities laws at the time this representation is made that has not been publicly disclosed prior to the date and time that this representation is made.
(u)
Title to Real and Personal Property. The Company and its subsidiaries have good and marketable title in fee simple to, or have valid rights to lease or otherwise use, all items of real and personal property that are material to the respective businesses of the Company and its subsidiaries, in each case free and clear of all liens, encumbrances, claims and defects and imperfections of title except those that (i) do not materially interfere with the use made and proposed to be made of such property by the Company and its subsidiaries or (ii) could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.
(v)
Intellectual Property. (i) The Company and its subsidiaries own or have the valid, binding, and enforceable license(s) or other such right(s) to use all patents, patent applications, trademarks, service marks, trade names, trademark registrations, service mark registrations, domain names and other source indicators, copyrights and copyrightable works, know-how, trade secrets, systems, procedures, proprietary or confidential information and all other worldwide intellectual property, industrial property and proprietary rights (collectively, “Intellectual Property”) used in the conduct or in the proposed conduct of their respective businesses; (ii) the Intellectual Property owned by or licensed to the Company and its subsidiaries are free and clear of all material liens and encumbrances; (iii) to the knowledge of the Company, the patents, trademarks, and copyrights owned by or licensed to the Company or its subsidiaries are valid, enforceable and subsisting; (iv) the Company and its subsidiaries have complied in all material respects with the terms of each agreement pursuant to which intellectual property has been licensed to the Company or its subsidiaries, and all such agreements that have not expired or have not been intentionally terminated by the Company or any subsidiaries are in full force and effect; (v) the Company’s and its subsidiaries’ conduct of their respective businesses does not infringe, misappropriate or otherwise violate any rights to Intellectual Property of any person or entity; (vi) the Company and its subsidiaries have not received any written notice of any claim relating to the Intellectual Property owned by or licensed to the Company and its subsidiaries, challenging the validity, enforceability, scope, registration, ownership, or use of such Intellectual Property, and no such action, suit, claim, or other proceeding challenging is pending; (vii) no action, suit, claim, or other proceeding is pending alleging that the Company or its subsidiaries are infringing, misappropriating, diluting, or otherwise violating any rights to Intellectual Property of another person or entity with respect to any of the Company’s or any of its subsidiaries’ products, product candidates, processes, or Intellectual Property, and the Company and its subsidiaries have not received any written notice of such allegation(s); (viii) to the knowledge of the Company, the Intellectual Property of the Company and its subsidiaries is not being infringed, misappropriated or otherwise violated by any person or entity; and (ix) the Company and its subsidiaries have taken reasonable measures to protect their confidential information and trade secrets and to maintain and safeguard the confidentiality of the confidential information and trade secrets within the Company Intellectual Property, including the execution of appropriate nondisclosure and confidentiality agreements.
(w)
No Labor Disputes. (A) There is no unfair labor practice complaint pending against the Company, nor, to the Company’s knowledge, threatened against it, before any U.S. or non-U.S. governmental authorities of competent jurisdiction, and no significant grievance or significant arbitration proceeding arising out of or under any collective bargaining agreement is so pending against the Company, or, to the Company’s knowledge, threatened against it and (B) no labor disturbance by or dispute with employees of the Company or any of its subsidiaries exists or, to the knowledge of the Company, is contemplated or threatened, and the Company is not aware of any existing or imminent labor disturbance by, or dispute with, the employees of any of its or its subsidiaries’ principal suppliers, contractors or customers, except as would not have a Material

Adverse Effect. Neither the Company nor any of its subsidiaries has received any notice of cancellation or termination with respect to any collective bargaining agreement to which it is a party. The Company is not aware that any key employee or significant group of employees of the Company or its subsidiaries plans to terminate employment with the Company.
(x)
Certain Environmental Matters. (i) The Company and its subsidiaries (x) are in compliance with all, and have not violated any, applicable federal, state, local and foreign laws (including common law), rules, regulations, requirements, decisions, judgments, decrees, orders and other legally enforceable requirements relating to pollution or the protection of human health or safety, the environment, natural resources, hazardous or toxic substances or wastes, pollutants or contaminants (collectively, “Environmental Laws”); (y) have received and are in compliance with all, and have not violated any, permits, licenses, certificates or other authorizations or approvals required of them under any Environmental Laws to conduct their respective businesses; and (z) have not received notice of any actual or potential liability or obligation under or relating to, or any actual or potential violation of, any Environmental Laws, including for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, and have no knowledge of any event or condition that would reasonably be expected to result in any such notice; (ii) there are no costs or liabilities associated with Environmental Laws of or relating to the Company or its subsidiaries, except in the case of each of (i) and (ii) above, for any such matter as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and (iii) (x) there is no proceeding that is pending or, to the Company’s knowledge, contemplated, against the Company or any of its subsidiaries under any Environmental Laws in which a governmental entity is also a party, other than such proceeding regarding which it is reasonably believed no monetary sanctions of $100,000 or more will be imposed, (y) the Company and its subsidiaries are not aware of any facts or issues regarding compliance with Environmental Laws, or liabilities or other obligations under Environmental Laws or concerning hazardous or toxic substances or wastes, pollutants or contaminants, that would reasonably be expected to have a material effect on the capital expenditures, earnings or competitive position of the Company and its subsidiaries, and (z) none of the Company or its subsidiaries anticipates material capital expenditures relating to any Environmental Laws.
(y)
Taxes. The Company and its subsidiaries (i) have paid all U.S. federal, state, local and non-U.S. taxes and have filed all tax returns required to be paid or filed through the date hereof; and (ii) do not have any tax deficiency that has been, or could reasonably be expected to be, determined adversely to the Company or its subsidiaries, except as in each of the cases described in clauses (i) and (ii) above (A) are being contested in good faith and for which reserves in accordance with GAAP have been made or (B) would not, singly or in the aggregate, result in a Material Adverse Effect.
(z)
Insurance. The Company and its subsidiaries have insurance covering their respective properties, operations, personnel and businesses, including business interruption insurance, which insurance is in amounts and insures against such losses and risks as are generally maintained by similarly situated companies and which the Company believes are reasonably adequate to protect the Company and its subsidiaries and their respective businesses; and neither the Company nor any of its subsidiaries has (i) received notice from any insurer or agent of such insurer that capital improvements or other expenditures are required or necessary to be made in order to continue such insurance or (ii) any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage at reasonable cost from similar insurers as may be necessary to continue its business.
(aa)
No Lending Relationship. The Company (i) does not have any material lending or other relationship with any bank or lending affiliate of the Placement Agent and (ii) does not intend to use any of the proceeds from the sale of the Securities hereunder to repay any outstanding debt owed to any affiliate of the Placement Agent.
(bb)
No Contract Terminations. Neither the Company nor any of its subsidiaries has sent or received any communication regarding termination of, or intent not to renew, any of the contracts or agreements referred to or described in the SEC Reports, and no such termination or non-renewal has been threatened by the Company or any of its subsidiaries or, to the Company’s knowledge, threatened in writing by any other party to any such contract or agreement, which threat of termination or non-renewal has not been rescinded as of the date hereof.
(cc)
Accounting Controls. The Company and its subsidiaries maintain systems of “internal control over financial reporting” (as defined in Rule 13a-15(f) of the Exchange Act) that are designed to comply with the applicable requirements of the Exchange Act and have been designed by, or under the supervision of, their respective principal executive and principal financial officers, or persons performing similar functions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences; and (v) interactive data in eXtensible Business Reporting Language included or incorporated by reference in the SEC Reports fairly presents the information called for in all material respects and is prepared in accordance with the Commission’s rules and guidelines applicable thereto. The Company’s auditors and the Audit Committee of the Board of Directors of the Company have been advised of: (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting known to the Company’s management which have adversely affected or are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.
(dd)
Disclosure Controls. The Company and its subsidiaries maintain an effective system of “disclosure controls and procedures” (as defined in Rule 13a-15(e) of the Exchange Act) that (i) complies with the applicable requirements of the Exchange Act, (ii) enables the Company to comply with the AIM Rules for Companies and (iii) that has been designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, including controls and procedures designed to ensure that such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure. The Company and its subsidiaries have carried out evaluations of the effectiveness of their disclosure controls and procedures as required by Rule 13a-15 of the Exchange Act.
(ee)
Forward-Looking Statements. No forward-looking statement (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act) contained or incorporated by reference in any of the SEC Reports has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.
(ff)
Statistical and Market Data. Nothing has come to the attention of the Company that has caused the Company to believe that the statistical and market-related data included in the SEC Reports is not based on or derived from sources that are reliable and accurate in all material respects.
(gg)
No Stabilization or Manipulation; Compliance with Regulation M. Neither the Company nor any of its subsidiaries or, to the knowledge of the Company, its affiliates has taken, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of Securities or of any “reference security” (as defined in Rule 100 of Regulation M under the Exchange Act (“Regulation M”)) with respect to the Securities, whether to facilitate the sale or resale of the Securities or otherwise, and has taken no action which would directly or indirectly violate Regulation M or MAR, or any associated rules or regulations.
(hh)
No Unlawful Payments. Neither the Company nor any of its subsidiaries nor any director, officer or employee of the Company or any of its subsidiaries nor, to the knowledge of the Company, any agent, affiliate or other person associated with or acting on behalf of the Company or any of its subsidiaries has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made or taken an act in furtherance of an offer, promise or authorization of any direct or indirect unlawful payment or benefit to any foreign or domestic government official or employee, including of any government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office; (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any applicable law or regulation implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or committed an offence under the Bribery Act 2010 of the United Kingdom or any other applicable anti-bribery or anti-corruption law; or (iv) made, offered, agreed, requested or taken an act in furtherance of any unlawful bribe or other unlawful benefit, including, without limitation, any rebate, payoff, influence payment, kickback or other unlawful or improper payment or benefit. The Company and its subsidiaries have instituted, maintain and enforce, and will continue to maintain and enforce policies and procedures designed to promote and ensure compliance with all applicable anti-bribery and anti-corruption laws.
(ii)
Compliance with Anti-Money Laundering Laws. The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements, including those of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the applicable money laundering statutes of all jurisdictions where the Company or any of its subsidiaries conducts business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines applicable to such entities issued, administered or enforced by any governmental agency, including without limitation, the Proceeds of Crime Act 2002, the Terrorism Act 2000, the Terrorism Act 2006 and the Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017 (in each case as amended) (collectively, the “Anti-Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Company, threatened.
(jj)
No Conflicts with Sanctions Laws. Neither the Company nor any of its subsidiaries, directors, officers, or employees, nor, to the knowledge of the Company, any agent, affiliate or other person associated with or acting on behalf of the Company or any of its subsidiaries is currently the subject or the target of any sanctions administered or enforced by the U.S. government, (including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), the United Nations Security Council, the European Union, His Majesty’s Treasury or other relevant sanctions authority (collectively, “Sanctions”), nor is the Company or any of its subsidiaries located, organized or resident in a country or territory that is the subject or target of Sanctions, including, without limitation, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, Cuba, Iran, North Korea and Syria (each, a “Sanctioned Country”); and the Company will not directly or indirectly use the proceeds of the offering of the Securities hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any activities of or business with any person that, at the time of such funding or facilitation, is the subject or target of Sanctions, (ii) to fund or facilitate any activities of or business in any Sanctioned Country or (iii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions. Since the Company’s incorporation, the Company and its subsidiaries have not knowingly engaged in and are not now knowingly engaged in any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country.
(kk)
No Restrictions on Subsidiaries. No subsidiary of the Company is currently prohibited, directly or indirectly, under any agreement or other instrument to which it is a party or is subject, from paying any dividends to the Company, from making any other distribution on such subsidiary’s share capital or similar ownership interest, from repaying to the Company any loans or advances to such subsidiary from the Company or from transferring any of such subsidiary’s properties or assets to the Company or any other subsidiary of the Company.
(ll)
Clinical Trials, Preclinical Studies and Tests and Regulatory Compliance. The clinical trials, preclinical studies and tests (collectively, “Studies”) that are described in, or the results of which are referred to in, the SEC Reports were and, if still pending, are being conducted in all material respects in accordance with the protocols, procedures and controls designed and approved for such Studies and with standard medical and scientific research procedures and all applicable laws, including, without limitation, the Federal Food, Drug, and Cosmetic Act and its implementing regulations at 21 C.F.R. Parts 50, 54, 56, 58, and 812; each description of the results of such Studies is accurate and complete in all material respects and fairly presents the data derived from such Studies, and the Company has no knowledge of any other Studies the results of which call into question, the results described or referred to in the SEC Reports; the Company and its subsidiaries have made all such filings and obtained all such approvals as may be required by the Food and Drug Administration of the U.S. Department of Health and Human Services or any committee thereof or from any other U.S. or foreign government or drug or medical device regulatory agency, or health care facility Institutional Review Board (collectively, the “Regulatory Agencies”) to conduct such Studies; and the Company and its subsidiaries have not received any notice of, or correspondence from, any Regulatory Agency requiring the termination, suspension or modification of any Studies that are described or referred to in the SEC Reports and there are no reasonable grounds for the same.
(mm)
Compliance with Healthcare Laws. The Company: (i) has operated and currently operates its business in compliance with applicable provisions of the health care laws, including Title XVIII of the Social Security Act, 42 U.S.C. §§ 1395 et seq. (the Medicare statute); Title XIX of the Social Security Act, 42 U.S.C. §§ 1396 et seq (the Medicaid statute); the Anti-Kickback Statute, 42 U.S.C. § 1320a-7b(b); the civil False Claims Act, 31 U.S.C. §§ 3729 et seq.; the criminal False Claims Act 42 U.S.C. § 1320a-7b(a); the criminal laws relating to health care fraud and abuse, including 18 U.S.C. Sections 286 and 287 and the health care fraud criminal provisions under HIPAA; the Civil Monetary Penalties Law, 42 U.S.C. §§ 1320a-7a; the Physician Payments Sunshine Act, 42 U.S.C. § 1320a-7h; the exclusion law, 42 U.S.C. § 1320a-7; HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, 42 U.S.C. §§ 17921 et seq.; the Federal Food, Drug, and Cosmetic Act, 21 U.S.C. §§ 301 et seq.; the Public Health Service Act, 42 U.S.C. §§201 et seq.; Clinical Laboratory Improvement Amendments of 1988, 42 U.S.C. § 263a et seq.; the regulations promulgated pursuant to such laws; and any similar federal, state and local laws and regulations of any governmental authority including the Regulatory Agencies applicable to the ownership, testing, development, manufacture, packaging, processing, use, distribution, storage, import, export or disposal of any of the Company’s or its subsidiaries’ products or services, (collectively the “Health Care Laws”) except as would not, singly or in the aggregate, result in a Material Adverse Effect; (ii) has not received any Form FDA-483, written notice of adverse finding, warning letter, untitled letter or other written correspondence or notice from any court or arbitrator or governmental or regulatory authority alleging or asserting material non-compliance with (A) any Health Care Laws or (B) or any licenses, approvals, clearances, exemptions, permits, registrations, authorizations, and supplements or amendments thereto required by any such Health Care Laws (“Regulatory Authorizations”); (iii) possesses all material Regulatory Authorizations required to conduct the business as currently conducted and such Regulatory Authorizations are valid and in full force and effect and the Company is not in violation in any material respect of any term of any such Regulatory Authorizations; (iv) has not received notice of any claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action (“Proceeding”) from any governmental authority including any Regulatory Agency or any other third-party alleging a material violation of any Health Care Laws or Regulatory Authorizations or limiting, suspending, modifying, or revoking any material Regulatory Authorizations, and has no knowledge that any governmental authority including any Regulatory Agencies or any other third-party is considering any Proceeding; (v) has filed, obtained, maintained or submitted all material reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Health Care Laws or Regulatory Authorizations (“Reports”) and that all such Reports were materially complete and correct on the date filed (or were materially corrected or supplemented by a subsequent submission); (vii) is not a party to or has no ongoing reporting obligations pursuant to any corporate integrity agreements, deferred prosecution agreements, monitoring agreements, consent decrees, settlement orders, plans of correction or similar agreements with or imposed by any governmental authority including any Regulatory Agencies; and (viii) along with its employees, officers and directors, has not been excluded, suspended or debarred from, or otherwise ineligible for participation in any government health care program or human clinical research.
(nn)
Compliance with ERISA. (i) Each employee benefit plan, within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), for which the Company or any member of its “Controlled Group” (defined as any entity, whether or not incorporated, that is under common control with the Company within the meaning of Section 4001(a)(14) of ERISA or any entity that would be regarded as a single employer with the Company under Section 414(b),(c),(m) or (o) of the Internal Revenue Code of 1986, as amended (the “Code”)), would have any liability (each, a “Plan”) has been maintained in compliance in all material respects with its terms and the requirements of any applicable statutes, orders, rules and regulations, including but not limited to ERISA and the Code; (ii) no prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975 of the Code, has occurred with respect to any Plan, excluding transactions effected pursuant to a statutory or administrative exemption; (iii) for each Plan that is subject to the funding rules of Section 412 of the Code or Section 302 of ERISA, no Plan has failed (whether or not waived), or is reasonably expected to fail, to satisfy the minimum funding standards (within the meaning of Section 302 of ERISA or Section 412 of the Code) applicable to such Plan; (iv) no Plan is, or is reasonably expected to be, in “at risk status” (within the meaning of Section 303(i) of ERISA) and no Plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA is in “endangered status” or “critical status” (within the meaning of Sections 304 and 305 of ERISA); (v) the fair market value of the assets of each Plan exceeds the present value of all benefits accrued under such Plan (determined based on those assumptions used to fund such Plan); (vi) no “reportable event” (within the meaning of Section 4043(c) of ERISA and the regulations promulgated thereunder) has occurred or is reasonably expected to occur; (vii) each Plan that is intended to be qualified under Section 401(a) of the Code is so qualified, and nothing has occurred, whether by action or by failure to act, which would reasonably be expected to cause the loss of such qualification; (viii) neither the Company nor any member of the Controlled Group has incurred, nor reasonably expects to incur, any liability under Title IV of ERISA (other than contributions to the Plan or premiums to the Pension Benefit Guarantee Corporation, in the ordinary course and without default) in respect of a Plan (including a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA); and (ix) none of the following events has occurred or is reasonably likely to occur: (A) a material increase in the aggregate amount of contributions required to be made to all Plans by the Company or its Controlled Group affiliates in the current fiscal year of the Company and its Controlled Group affiliates compared to the amount of such contributions made in the Company’s and its Controlled Group affiliates’ most recently completed fiscal year; or (B) a material increase in the Company and its subsidiaries’ “accumulated post-retirement benefit obligations” (within the meaning of Accounting Standards Codification Topic 715-60) compared to the amount of such obligations in the Company and its subsidiaries’ most recently completed fiscal year, except in each case with respect to the events or conditions set forth in (i) through (ix) hereof, as would not, individually or in the aggregate, have a Material Adverse Effect.
(oo)
Cybersecurity; Data Protection. The Company’s and its subsidiaries’ information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, “IT Systems”) are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of the Company as currently conducted, free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants. The Company and its subsidiaries have implemented and maintained commercially reasonable physical, technical and administrative controls, policies, procedures, and safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and data, including “Personal Data,” used in connection with their businesses. “Personal Data” means (i) a natural person’s name, street address, telephone number, e-mail address, photograph, social security number or tax identification number, driver’s license number, passport number, credit card number, bank information, or customer or account number; (ii) any information which would qualify as “personally identifying information” under the Federal Trade Commission Act, as amended; (iii) “personal data” as defined by the European Union General Data Protection Regulation (EU 2016/679) (“GDPR”); (iv) any information which would qualify as “protected health information” under the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (collectively, “HIPAA”); and (v) any other piece of information that allows the identification of such natural person, or his or her family, or permits the collection or analysis of any data related to an identified person’s health or sexual orientation. To the Company’s knowledge, there have been no breaches, violations, outages or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or liability or the duty to notify any other person, nor any incidents under internal review or investigations relating to the same. The Company and its subsidiaries are and have been in material compliance with all applicable laws, directives or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Personal Data (“Data Protection Laws”) and to the protection of such IT Systems and Personal Data from unauthorized use, access, misappropriation or modification. The Company and its subsidiaries have taken all necessary actions to prepare to comply with the GDPR and all other applicable laws and regulations with respect to Personal Data, and for which any non-compliance with same would be reasonably likely to create a material liability.
(pp)
Listing Approval. The Company has not received any notice from Nasdaq or the London Stock Exchange regarding the delisting of securities. The Ordinary Shares outstanding as of the date hereof are admitted to trading on AIM under the symbol “RENX.” The ADSs outstanding as of the date hereof are listed and trade on Nasdaq under the symbol “RNLX.” The Company is in material compliance with all listing and maintenance requirements of Nasdaq and the London Stock Exchange on the date hereof. The Purchased ADSs shall, if required, have been approved for listing on Nasdaq in accordance with its listing standards.
(qq)
No Registration. Assuming the accuracy of the Purchasers’ representations and warranties set forth in Section 3.2 of this Agreement, no registration under the Securities Act is required for the offer and sale of the Securities by the Company to the Purchasers hereunder.

The issuance and sale of the Securities hereunder does not contravene the rules and regulations of Nasdaq.
(rr)
Corporate Governance. The Company is in compliance with all admission requirements and continuing obligations pursuant to the AIM Rules for Companies, MAR and the DTRs, as amended from time to time (as applicable to the Company). The directors of the Company have considered the compliance by the Company with the principles of the 2018 Quoted Companies Alliance Governance Code and have established procedures to enable the Company to comply with the principles set out in such Governance Code.
(ss)
Sarbanes-Oxley Act. There is and has been no failure on the part of the Company or any of the Company’s directors or officers, in their capacities as such, to comply with any applicable provision of the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated in connection therewith, including Section 402 related to loans and Sections 302 and 906 related to certifications.
(tt)
No Ratings. There are (and prior to the Closing Date, will be) no debt securities, convertible securities or preferred shares issued or guaranteed by the Company or any of its subsidiaries that are rated by a “nationally recognized statistical rating organization”, as such term is defined in Section 3(a)(62) under the Exchange Act.
(uu)
Dividends. Except as disclosed in the SEC Reports, no approvals are currently required in England and Wales in order for the Company to pay dividends or other distributions declared by the Company to the holders of the Securities. Under current laws and regulations of England and Wales and any political subdivision thereof, any amount payable with respect to the Securities upon liquidation of the Company or upon redemption thereof and dividends and other distributions declared and payable on the share capital of the Company may be paid by the Company in United States dollars or pound sterling and freely transferred out of the United Kingdom, and no such payments will be subject to withholding taxes under the current laws and regulations of the United Kingdom or any political subdivision or taxing authority thereof or therein and each such payment may be made on such basis without the necessity of obtaining any governmental authorization in the United Kingdom or any political subdivision thereof or therein.
(vv)
No Rights to Purchase Preferred Shares. The issuance and sale of the Securities by the Company will not cause any holder of any Ordinary Shares or ADSs, securities convertible into or exchangeable or exercisable for Ordinary Shares or ADSs or options, warrants or other rights to purchase Ordinary Shares or ADSs or any other securities of the Company to have any right to acquire any shares of preferred shares of the Company.
(ww)
No Immunity. Neither the Company nor any of its subsidiaries or any of their respective properties, assets or revenues has immunity under English, U.S. federal or New York state law from any legal action, suit or proceeding, from the giving of any relief in any such legal action, suit or proceeding, from set-off or counterclaim, from the jurisdiction of any English, U.S. federal or New York state court, from service of process, attachment upon or prior to judgment, or attachment in aid of execution of judgment, or from execution of a judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of a judgment, in any such court with respect to their respective obligations, liabilities or any other matter under or arising out of or in connection herewith; and, to the extent that the Company or any of its subsidiaries or any of their respective properties, assets or revenues may have or may hereafter become entitled to any such right of immunity in any such court in which proceedings arising out of, or relating to the transactions contemplated by the Transaction Documents, may at any time be commenced, the Company has waived, and it will waive, or will cause its subsidiaries to waive, such right to the extent permitted by law.
(xx)
Enforcement of Foreign Judgments. Any final judgment for a fixed or determined sum of money rendered by each U.S. federal court and New York state court located in the Borough of Manhattan, in The City of New York (each, a “New York Court”) having jurisdiction under its own domestic laws and recognized by the courts of England and Wales as having jurisdiction to give such final judgment in respect of any suit, action or proceeding against the Company based upon this Agreement and any instruments or agreements entered into for the consummation of the transactions contemplated herein and therein would be declared enforceable against the Company, without re-examination or review of the merits of the cause of action in respect of which the original judgment was given or re-litigation of the matters adjudicated upon, by the courts of England and Wales; provided, however, that the Company may have defenses open to it and enforcement may not be permitted if, among other things, (a) the judgment was obtained by fraud, or in proceedings contrary to natural or substantial justice, or contravenes public policy in England and Wales; (b) the judgment is for a sum payable in respect of taxes, or other charges of a like nature or is in respect of a fine or other penalty or otherwise based on a foreign law that the courts of England and Wales considers to relate to a penal, revenue or other public law; (c) the judgment amounts to judgment on a matter previously determined by the courts of England and Wales or conflicts with a judgment on the same matter given by a court other than a New York Court; (d) the judgment is given in proceedings brought in breach of an agreement for the settlement of disputes; (e) the judgment has been arrived at by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damage sustained, or is a judgment that is otherwise specified in section 5 of the Protection of Trading Interests Act 1980, or is a judgment based on measures designated by the Secretary of State under section 1 of that Act; and (f) enforcement proceedings are not commenced within six years of the date of such judgment. The Company is not aware of any reason why the enforcement in England and Wales of such a New York Court judgment would be, as of the date hereof, contrary to public policy of England and Wales.
(yy)
Valid Choice of Law. The choice of laws of the State of New York as the governing law of this Agreement is a valid choice of law under the laws of England and Wales. The Company has the power to submit, and pursuant to Section 6.8 of this Agreement, has legally, validly, effectively and irrevocably submitted, to the personal jurisdiction of any New York Court and has validly and irrevocably waived any objection to the laying of venue of any suit, action or proceeding brought in such court. The Company has the power to designate, appoint and authorize, and pursuant to Section 6.9 of this Agreement, has legally, validly, effectively and irrevocably designated, appointed and authorized an agent for service of process in any action arising out of or relating to this Agreement or the Securities in any New York Court, and service of process effected on such authorized agent will be effective to confer valid personal jurisdiction over the Company as provided in Section 6.9 hereof.

(zz)
Indemnification and Contribution. The indemnification and contribution provisions set forth in Section 4.4 hereof do not contravene English law or public policy.
(aaa)
Legality. The legality, validity, enforceability or admissibility into evidence of this Agreement in any jurisdiction in which the Company is incorporated or does business is not dependent upon such document being submitted into, filed or recorded with any court or other authority in any such jurisdiction on or before the date hereof or that any tax, imposition or charge be paid in any such jurisdiction on or in respect of any such document.
(bbb)
Foreign Issuer. The Company is a “foreign private issuer” as defined in Rule 405 under the Securities Act.
(ccc)
Brokers. The Company has not entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other person to any broker’s or finder’s fee or any other commission or similar fee in connection with the transactions contemplated by this Agreement that would give rise to a valid claim against the Purchasers with respect to such fees.
3.2
Representations, Warranties and Covenants of the Purchasers. Each Purchaser, for itself and for no other Purchaser, hereby represents, warrants and covenants to the Company and the Placement Agent as of the Closing:
(a)
Such Purchaser is either an individual or an entity duly incorporated or organized and validly existing corporation, limited partnership, limited liability company or other legal entity, has all requisite corporate, partnership or limited liability company power and authority to enter into and consummate the transactions contemplated by the Transaction Documents and to carry out its obligations hereunder and thereunder, and to invest in the Securities pursuant to this Agreement, and is in good standing under the laws of the jurisdiction of its incorporation or organization.
(b)
Such Purchaser has all requisite legal and corporate or other power and capacity and has taken all requisite corporate or other action to execute and deliver this Agreement, to purchase the Securities and to carry out and perform all of its obligations under this Agreement; and this Agreement constitutes the legal, valid and binding obligation of such Purchaser, enforceable against such Purchaser in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization or similar laws relating to or affecting the enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law. The execution, delivery and performance by such Purchaser of the Transaction Documents and the consummation by such Purchaser of the transactions contemplated hereby and thereby will not (i) result in a violation of the organizational documents of such Purchaser or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which such Purchaser is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to such Purchaser, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of such Purchaser to perform its obligations hereunder.
(c)
At the time such Purchaser was offered the Securities, it was, and as of the date hereof it is, [(i) an “accredited investor” as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7) or (a)(8) under the Securities Act;] [(i) a “qualified institutional buyer” as defined in Rule 144A(a) under the Securities Act, (ii) an Institutional Account as defined in Financial Industry Regulatory Authority Rule 4512(c), and] (iii) a sophisticated institutional investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, including such Purchaser’s participation in the transactions contemplated by this Agreement. Such Purchaser has determined based on its own independent review and such professional advice as it deems appropriate that its purchase of the Securities and participation in the transactions contemplated by this Agreement (i) are fully consistent with its financial needs, objectives and condition, (ii) comply and are fully consistent with all investment policies, guidelines and other restrictions applicable to it, (iii) have been duly authorized and approved by all necessary action, (iv) do not and will not violate or constitute a default under its charter, by-laws or other constituent document or under any law, rule, regulation, agreement or other obligation by which it is bound and (v) are a fit, proper and suitable investment for such Purchaser, notwithstanding the substantial risks inherent in investing in or holding the Securities. Such Purchaser is able to bear the substantial risks associated with its purchase of the Securities, including but not limited to loss of its entire investment therein.
(d)
Such Purchaser has (i) received, reviewed and understood the offering materials made available to it in connection with the transactions contemplated by this Agreement, (ii) had the opportunity to ask questions of and receive answers from the Company directly and (iii) conducted and completed its own independent due diligence with respect to the transactions contemplated by this Agreement. Based on such information as such Purchaser has deemed appropriate and without reliance upon the Placement Agent, such Purchaser has independently made its own analysis and decision to purchase the Securities. Except for the representations, warranties and agreements of the Company expressly set forth in this Agreement, such Purchaser is relying exclusively on its own sources of information, investment analysis and due diligence (including professional advice it deems appropriate) with respect to the transactions contemplated by this agreement, the Securities and the business, condition (financial and otherwise), management, operations, properties and prospects of the Company, including but not limited to all business, legal, regulatory, accounting, credit and tax matters. Such Purchaser did not learn of the investment in the Securities as a result of any general solicitation or general advertising.
(e)
Such Purchaser has no present intent to effect a “change of control” of the Company as such term is understood under the rules promulgated pursuant to Section 13(d) of the Exchange Act.
(f)
Such Purchaser is acquiring its entire beneficial ownership interest in the Securities for its own account for investment purposes only and not with a view to any distribution of the Securities in any manner that would violate the securities laws of the United States or any other jurisdiction. Such Purchaser understands that the Securities have not been registered under the securities laws of the United States or any other jurisdiction and that the Securities may not be resold or transferred in the United States or otherwise except in compliance with applicable law and the restrictions on transfer set forth in the definitive documentation for the Transaction.
(g)
Such Purchaser understands that the Securities being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and such Purchaser’s compliance with, the representations, warranties, agreements, acknowledgements and understandings of such Purchaser set forth herein in order to determine the availability of such exemptions and the eligibility of such Purchaser to acquire the Securities. Such Purchaser further acknowledges and understands that the Securities may not be resold or otherwise transferred except in a transaction registered under the Securities Act or unless an exemption from such registration is available.
(h)
[Reserved].
(i)
Dispositions.
(i)
Except as contemplated in Section 4 below, such Purchaser will not, prior to the effectiveness of the Resale Registration Statement (as defined below) or any other Registration Statement that registers such Purchaser’s Securities, if then prohibited by law or regulation other than pursuant to an available exemption under the Securities Act, sell, offer to sell, solicit offers to buy, dispose of, loan, pledge or grant any right with respect to the Securities. In connection with any transfer of Securities other than (i) pursuant to an effective registration statement or Rule 144, or (ii) any transfer to the Company or to an affiliate of a Purchaser, the Company may require the transferor thereof to provide to the Company an opinion of counsel selected by the transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Securities under the Securities Act. As a condition of transfer, any such transferee shall agree in writing to be bound by the terms of this Agreement and shall have the rights and obligations of a Purchaser under this Agreement.
(ii)
As of the Closing Date, such Purchaser has not directly or indirectly, nor has any person acting on behalf of or pursuant to any understanding with such Purchaser, engaged in any purchases or sales of the Company’s securities (including, without limitation, any Short Sales involving the Company’s securities) since the time that such Purchaser was first contacted by the Company, the Placement Agent or any other person regarding the transactions contemplated hereby. Such Purchaser covenants that neither it nor any person acting on its behalf or pursuant to any understanding with it will engage in any purchases or sales of the Company’s securities (including, without limitation, any Short Sales involving the Company’s securities) prior to the time that the transactions contemplated by this Agreement are publicly disclosed.
(iii)
Such Purchaser has independently evaluated the merits of its decision to purchase Securities pursuant to this Agreement. Such Purchaser understands that nothing in this Agreement or any other materials presented to such Purchaser in connection with the purchase and sale of the Securities constitutes legal, tax or investment advice.

(j)
Such Purchaser will hold in confidence all information concerning this Agreement and the sale and issuance of the Securities until the Company has made a public announcement concerning this Agreement and the sale and issuance of the Securities, which shall be made not later than 9:00 a.m. New York City time on the date of signing of this Agreement.
(k)
Purchaser understands that no United States federal or state agency or any other government or governmental agency has passed upon or made any recommendation or endorsement of the Securities.
(l)
Legend.
(i)
Such Purchaser understands that the Securities shall bear a restrictive legend in substantially the following form (and a stop transfer order may be placed against transfer of the certificates for the Securities):

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR IN ANY OTHER JURISDICTION. THE SECURITIES REPRESENTED HEREBY MAY NOT BE OFFERED, SOLD OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER APPLICABLE SECURITIES LAWS UNLESS OFFERED, SOLD OR TRANSFERRED PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THOSE LAWS.”

(ii)
The Company shall, at its sole expense, upon appropriate notice from any Purchaser stating that Registrable Shares have been sold pursuant to an effective Registration Statement, timely prepare and deliver certificates or book-entry shares representing the Securities to be delivered to a transferee pursuant to the Registration Statement, which certificates or book-entry shares shall be free of any restrictive legends and in such denominations and registered in such names as such Purchaser may request. Further, the Company shall, at its sole expense, cause its legal counsel or other counsel satisfactory to the transfer agent: (i) while a Registration Statement that registers a Purchaser’s Securities is effective, to issue to the transfer agent a “blanket” legal opinion to allow (A) the legend on the Securities to be removed, or (B) sales without restriction pursuant to the effective Registration Statement, and (ii) provide all other opinions as may reasonably be required by the transfer agent in connection with the removal of legends. A Purchaser may request that the Company remove, and the Company agrees to authorize the removal of, any legend from such Shares, following the delivery by a Purchaser to the Company or the Company’s transfer agent of a legended certificate representing such Shares: (i) following any sale of such Shares pursuant to Rule 144, (ii) if such Shares are eligible for sale under Rule 144(b)(1), or (iii) following the time that the Registration Statement is declared effective. If a legend removal request is made pursuant to the foregoing, the Company will, no later than three (3) Trading Days following the delivery by a Purchaser to the Company or the Company’s transfer agent of a legended certificate representing such Shares (or a request for legend removal, in the case of Shares issued in book-entry form), deliver or cause to be delivered to such Purchaser a certificate representing such Shares that is free from all restrictive legends or an equivalent book-entry position, as requested by the Purchaser. Certificates for Shares free from all restrictive legends may be transmitted by the Company’s transfer agent to the Purchasers by crediting the account of the Purchaser’s prime broker with the Depository Trust Company (“DTC”) as directed by such Purchaser. The Company warrants that the Securities shall otherwise be freely transferable on the books and records of the Company as and to the extent provided in this Agreement. If a Purchaser effects a transfer of the Securities in accordance with Section 3.2(l)(ii), the Company shall permit the transfer and shall promptly instruct its transfer agent to issue one or more certificates or credit shares to the applicable balance accounts at DTC in such name and in such denominations as specified by such Purchaser to effect such transfer. Such Purchaser hereby agrees that the removal of the restrictive legend pursuant to this Section 3.2(l)(ii) is predicated upon the Company’s reliance that such Purchaser will sell any such Shares pursuant to either the registration requirements of the Securities Act, including any applicable prospectus delivery requirements, or an exemption therefrom.
(m)
Immediately prior to the Closing, such Purchaser, together with its affiliates and any other persons acting as a group together with such Purchaser and any of its affiliates, beneficially owned the number of shares set forth on such Purchaser’s signature page attached hereto (as such ownership is calculated pursuant to the rules of Nasdaq).
(n)
If such Purchaser is not a United States person (as defined by Section 7701(a)(30) of the Code), such Purchaser hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Agreement, including (a) the legal requirements within its jurisdiction for the purchase of the Securities, (b) any foreign exchange restrictions applicable to such purchase or acquisition, (c) any government or other consents that may need to be obtained, and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale or transfer of the Securities. Such Purchaser’s subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of such Purchaser’s jurisdiction.
(o)
[Reserved].
(p)
Acknowledgements Regarding Placement Agent by each Purchaser. Such Purchaser acknowledges that (a) the Placement Agent is acting solely as the Company’s placement agent in connection with the transactions contemplated by this Agreement and is not acting as an underwriter or in any other capacity and is not and will not be construed as a fiduciary for such Purchaser, the Company or any other person or entity in connection with the transactions contemplated by this Agreement, (b) the Placement Agent has not made and will not make any representation or warranty, whether express or implied, of any kind or character and has not provided any advice or recommendation in connection with the transactions contemplated by this Agreement, (c) the Placement Agent will have no responsibility with respect to (i) any representations, warranties or agreements made by any person or entity under or in connection with the transactions contemplated by this Agreement or any of the documents furnished pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person) or any thereof, or (ii) the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning the Company or the transactions contemplated by this Agreement, and (d) the Placement Agent shall have no liability or obligation

(including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by you, the Company or any other person or entity), whether in contract, tort or otherwise, to such Purchaser, or to any person claiming through such Purchaser, in respect of the transactions contemplated by this Agreement, except to the extent that a court of competent jurisdiction has made a finding that any such liabilities have resulted from the Placement Agent’s fraud.
4.
Registration Rights; Lockup Agreement
4.1
Definitions. For the purpose of this Section 4:
(a)
the term “Resale Registration Statement” shall mean any registration statement required to be filed by Section 4.2 below, and shall include any preliminary prospectus, final prospectus, exhibit or amendment included in or relating to such registration statements; and
(b)
the term “Registrable Shares” means the Securities; provided, however, that a security shall cease to be a Registrable Share upon the earliest to occur of the following: (i) a Resale Registration Statement registering such security under the Securities Act has been declared or becomes effective and such security has been sold or otherwise transferred by the holder thereof pursuant to and in a manner contemplated by such effective Resale Registration Statement, (ii) such security is sold pursuant to Rule 144 under circumstances in which any legend borne by such security relating to restrictions on transferability thereof, under the Security Act or otherwise, is removed by the Company, (iii) such security is eligible to be sold pursuant to Rule 144 without condition or restriction, including without any limitation as to volume of sales, and without the Holder complying with any method of sale requirements or notice requirements under Rule 144, or (iv) such security shall cease to be outstanding following its issuance.
4.2
Registration Procedures and Expenses. The Company shall:
(a)
file a Resale Registration Statement (the “Mandatory Registration Statement”) with the Commission on or before six (6) months after the date of this Agreement (the “Filing Date”) to register all of the Registrable Shares on Form F-3 or Form S-3 under the Securities Act (providing for shelf registration of such Registrable Shares under Commission Rule 415). In the event that Form F-3 or Form S-3 is not available for the registration of the Registrable Shares, the Company shall register the resale of the Registrable Shares on such other form as is available to the Company;
(b)
use its commercially reasonable efforts to cause such Mandatory Registration Statement to be declared effective as soon as practicable and in any event within the earlier of: (i) 30 days following the Filing Date and (ii) five (5) Trading Days after the date the Company receives written notification from the Commission that the Mandatory Registration Statement will not be reviewed (or, in the event the Staff reviews and has written comments to the Mandatory Registration Statement, within 90 days following the Filing Date) (the earlier of the foregoing or the applicable date set forth in Section 4.2(i), the “Effectiveness Deadline”), such efforts to include, without limiting the generality of the foregoing, preparing and filing with the Commission any financial statements or other information that is required to be filed prior to the effectiveness of such Mandatory Registration Statement;

(c)
notwithstanding anything contained in this Agreement to the contrary, in the event that the Commission limits the amount of Registrable Shares or otherwise requires a reduction in the number of Registrable Shares that may be included and sold by the Purchasers in the Mandatory Registration Statement (in each case, subject to Section 4.3), then the Company shall prepare and file (i) within ten (10) Trading Days of the first date or time that such excluded Registrable Shares may then be included in a Resale Registration Statement if the Commission shall have notified the Company that certain Registrable Shares were not eligible for inclusion in the Resale Registration Statement or (ii) in all other cases, within 20 days following the date that the Company becomes aware that such additional Resale Registration Statement is required (the “Additional Filing Date”), a Resale Registration Statement (any such Resale Registration Statement registering such excluded Registrable Shares, an “Additional Registration Statement” and, together with the Mandatory Registration Statement, a “Resale Registration Statement”) to register any Registrable Shares that have been excluded (or, if applicable, the maximum number of such excluded Registrable Shares that the Company is permitted to register for resale on such Additional Registration Statement consistent with Commission guidance), if any, from being registered on the Mandatory Registration Statement;
(d)
not less than two (2) Trading Days prior to the filing of a Registration Statement or any related prospectus or any amendment or supplement thereto, furnish via email to those Purchasers who have supplied the Company with email addresses copies of all such documents proposed to be filed, which documents (other than any document that is incorporated or deemed to be incorporated by reference therein) will be subject to the review of such Purchasers. The Company shall reflect in each such document when so filed with the Commission such comments regarding the Purchasers and the plan of distribution as the Purchasers may reasonably and promptly propose no later than two (2) Trading Days after the Purchasers have been so furnished with copies of such documents as aforesaid;
(e)
use its commercially reasonable efforts to cause any such Additional Registration Statement to be declared effective as promptly as practicable following the Additional Filing Date, such efforts to include, without limiting the generality of the foregoing, preparing and filing with the Commission any financial statements or other information that is required to be filed prior to the effectiveness of any such Additional Registration Statement;
(f)
promptly prepare and file with the Commission such amendments and supplements to such Resale Registration Statements and the prospectus used in connection therewith as may be necessary to keep such Resale Registration Statements continuously effective and free from any material misstatement or omission to state a material fact therein until termination of such obligation as provided in Section 4.7 below, subject to the Company’s right to suspend pursuant to Section 4.5;
(g)
furnish to the Purchasers such number of copies of prospectuses in conformity with the requirements of the Securities Act and such other documents as the Purchasers may reasonably request, in order to facilitate the public sale or other disposition of all or any of the Registrable Shares by the Purchasers;
(h)
file such documents as may be required of the Company for normal securities law clearance for the resale of the Registrable Shares in such states of the United States as may be reasonably requested by the Purchasers and use its commercially reasonable efforts to maintain such blue sky qualifications during the period the Company is required to maintain effectiveness of the Resale Registration Statements; provided, however, that the Company shall not be required in connection with this Section 4.2(h) to qualify as a foreign corporation or execute a general consent to service of process in any jurisdiction in which it is not now so qualified or has not so consented;
(i)
upon notification by the Commission that the Resale Registration Statement will not be reviewed or is not subject to further review by the Commission, the Company shall within three (3) Trading Days following the date of such notification request acceleration of such Resale Registration Statement (with the requested effectiveness date to be not more than two (2) Trading Days later);
(j)
upon notification by the Commission that the Resale Registration Statement has been declared effective by the Commission, the Company shall file the final prospectus under Rule 424 of the Securities Act (“Rule 424”) within the applicable time period prescribed by Rule 424;
(k)
advise the Purchasers promptly (and in any event within two (2) Trading Days thereof):
(l)
of the effectiveness of the Resale Registration Statement or any post-effective amendments thereto;
(i)
of any request by the Commission for amendments to the Resale Registration Statement or amendments to the prospectus or for additional information relating thereto;
(ii)
of the issuance by the Commission of any stop order suspending the effectiveness of the Resale Registration Statement under the Securities Act or of the suspension by any state securities commission of the qualification of the Registrable Shares for offering or sale in any jurisdiction, or the initiation of any proceeding for any of the preceding purposes; and
(iii)
of the existence of any fact and the happening of any event that makes any statement of a material fact made in the Resale Registration Statement, the prospectus and amendment or supplement thereto, or any document incorporated by reference therein, untrue, or that requires the making of any additions to or changes in the Resale Registration Statement or the prospectus in order to make the statements therein not misleading;
(iv)
cause all Registrable Shares to be listed on each securities exchange, if any, on which equity securities by the Company are then listed; and
(m)
bear all expenses in connection with the procedures in paragraphs (a) through (l) of this Section 4.2 and the registration of the Registrable Shares on such Resale Registration Statement and the satisfaction of the blue sky laws of such states.

4.3
Rule 415; Cutback.

If at any time the staff of the Commission (“Staff”) takes the position that the offering of some or all of the Registrable Shares in a Registration Statement is not eligible to be made on a delayed or continuous basis under the provisions of Rule 415 under the Securities Act or requires any Purchaser to be named as an “underwriter,” the Company shall (in consultation with legal counsel to the lead Purchaser) use its commercially reasonable efforts to persuade the Commission that the offering contemplated by the Registration Statement is a valid secondary offering and not an offering “by or on behalf of the issuer” as defined in Rule 415 and that none of the Purchasers is an “underwriter.” In the event that, despite the Company’s commercially reasonable efforts and compliance with the terms of this Section 4.3, the Staff refuses to alter its position, the Company shall (i) remove from the Registration Statement such portion of the Registrable Shares (the “Cut Back Shares”) and/or (ii) agree to such restrictions and limitations on the registration and resale of the Registrable Shares as the Staff may require to assure the Company’s compliance with the requirements of Rule 415 (collectively, the “SEC Restrictions”); provided, however, that the Company shall not agree to name any Purchaser as an “underwriter” in such Registration Statement without the prior written consent of such Purchaser. Any cutback imposed on the Purchasers pursuant to this Section 4.3 shall be allocated among the Purchasers on a pro rata basis, unless the SEC Restrictions otherwise require or provide or the Purchasers holding a majority of the Registrable Shares otherwise agree. No liquidated damages shall accrue as to any Cut Back Shares until such date as the Company is able to effect the registration of such Cut Back Shares in accordance with any SEC Restrictions (such date, the “Restriction Termination Date” of such Cut Back Shares). From and after the Restriction Termination Date applicable to any Cut Back Shares, all of the provisions of this Section 4 shall again be applicable to such Cut Back Shares; provided, however, that (x) the Filing Deadline for the Registration Statement including such Cut Back Shares shall be ten (10) Trading Days after such Restriction Termination Date, and (y) the Effectiveness Deadline with respect to such Cut Back Shares shall be the 90th day immediately after the Restriction Termination Date or the 120th day if the Staff reviews such Registration Statement (but in any event no later than three (3) Trading Days from the Staff indicating it has no further comments on such Registration Statement).

4.4
Indemnification.
(a)
The Company agrees to indemnify and hold harmless each Purchaser and its affiliates, partners, members, officers, directors, agents and representatives, and each person, if any, who controls such Purchaser within the meaning of Section 15 of the Securities Act or Section 20 the Exchange Act (each, a “Purchaser Party” and collectively the “Purchaser Parties”), to the fullest extent permitted by applicable law, from and against any losses, claims, damages or liabilities (collectively, “Losses”) to which they may become subject (under the Securities Act or otherwise) insofar as such Losses (or actions or proceedings in respect thereof) arise out of, or are based upon, any material breach of this Agreement by the Company or any untrue statement or alleged untrue statement of a material fact contained in the Resale Registration Statement or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading or arise out of any failure by the Company to fulfill any undertaking included in the Resale Registration Statement and the Company will, as incurred, reimburse the Purchaser Parties for any legal or other expenses reasonably incurred in investigating, defending or preparing to defend any such action, proceeding or claim; provided, however, that the Company shall not be liable in any such case to the extent that such Loss arises out of, or is based upon: (i) an untrue statement or omission or alleged untrue statement or omission made in such Resale Registration Statement in reliance upon and in conformity with written information furnished to the Company by or on behalf of such Purchaser specifically for use in preparation of the Resale Registration Statement; or (ii) any breach of this Agreement by such Purchaser; provided further, however, that the Company shall not be liable to any Purchaser Party (or any partner, member, officer, director or controlling person of the Purchasers) to the extent that any such Loss is caused by an untrue statement or omission or alleged untrue statement or omission made in any preliminary prospectus if either (i) (A) such Purchaser failed to send or deliver a copy of the final prospectus with or prior to, or such Purchaser failed to confirm that a final prospectus was deemed to be delivered prior to (in accordance with Rule 172 of the Securities Act) the delivery of written confirmation of the sale by such Purchaser to the person asserting the claim from which such Loss resulted and (B) the final prospectus corrected such untrue statement or omission, (ii) (X) such untrue statement or omission is corrected in an amendment or supplement to the prospectus and (Y) having previously been furnished by or on behalf of the Company with copies of the prospectus as so amended or supplemented or notified by the Company that such amended or supplemented prospectus has been filed with the Commission, in accordance with Rule 172 of the Securities Act, such Purchaser thereafter fails to deliver such prospectus as so amended or supplemented, with or prior to or a Purchaser fails to confirm that the prospectus as so amended or supplemented was deemed to be delivered prior to (in accordance with Rule 172 of the Securities Act) the delivery of written confirmation of the sale by such Purchaser to the person asserting the claim from which such Loss resulted or (iii) such Purchaser sold Registrable Shares in violation of such Purchasers’ covenants contained in Section 3.2 of this Agreement.
(b)
Each Purchaser agrees, severally and not jointly, to indemnify and hold harmless the Company and its officers, directors, affiliates, agents and representatives and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (each a “Company Party” and collectively the “Company Parties”), from and against any Losses to which the Company Parties may become subject (under the Securities Act or otherwise), insofar as such Losses (or actions or proceedings in respect thereof) arise out of, or are based upon, any material breach of this Agreement by such Purchaser or untrue statement or alleged untrue statement of a material fact contained in the Resale Registration Statement (or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, in each case, on the effective date thereof), if, and only to the extent, such untrue statement or omission or alleged untrue statement or omission was made in reliance upon and in conformity with written information furnished by or on behalf of such Purchaser specifically for use in preparation of the Resale Registration Statement, and each Purchaser, severally and not jointly, will reimburse each Company Party for any legal or other expenses reasonably incurred in investigating, defending or preparing to defend any such action, proceeding or claim; provided, however, that in no event shall any indemnity under this Section 4.4(b) be greater in amount than the dollar amount of the net proceeds received by such Purchaser upon its sale of the Registrable Shares included in the Registration Statement giving rise to such indemnification obligation.

(c)
Promptly after receipt by any indemnified person of a notice of a claim or the beginning of any action in respect of which indemnity is to be sought against an indemnifying person pursuant to this Section 4.4, such indemnified person shall notify the indemnifying person in writing of such claim or of the commencement of such action, and, subject to the provisions hereinafter stated, in case any such action shall be brought against an indemnified person and such indemnifying person shall have been notified thereof, such indemnifying person shall be entitled to participate therein, and, to the extent that it shall wish, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified person. After notice from the indemnifying person to such indemnified person of its election to assume the defense thereof, such indemnifying person shall not be liable to such indemnified person for any legal expenses subsequently incurred by such indemnified person in connection with the defense thereof; provided, however, that if there exists or shall exist a conflict of interest that would make it inappropriate in the reasonable judgment of the indemnified person for the same counsel to represent both the indemnified person and such indemnifying person or any affiliate or associate thereof, the indemnified person shall be entitled to retain its own counsel at the expense of such indemnifying person; provided, further, that no indemnifying person shall be responsible for the fees and expense of more than one separate counsel for all indemnified parties. The indemnifying party shall not settle an action without the consent of the indemnified party, which consent shall not be unreasonably withheld.
(d)
If the indemnification provided for in this Section 4.4 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any losses, claims, damages or liabilities referred to herein, the indemnifying party, in lieu of indemnifying such indemnified party thereunder, shall to the extent permitted by applicable law contribute to the amount paid or payable by such indemnified party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other, as well as any other relevant equitable considerations; provided, that in no event shall any contribution by an indemnifying party hereunder be greater in amount than the dollar amount of the proceeds received by such indemnifying party upon the sale of such Registrable Shares.
4.5
Prospectus Suspension. Each Purchaser acknowledges that there may be times when the Company must suspend the use of the prospectus forming a part of the Resale Registration Statement until such time as an amendment to the Resale Registration Statement has been filed by the Company and declared effective by the Commission, or until such time as the Company has filed an appropriate report with the Commission pursuant to the Exchange Act. Each Purchaser hereby covenants that it will not sell any Registrable Shares pursuant to said prospectus during the period commencing at the time at which the Company gives the Purchasers notice of the suspension of the use of said prospectus and ending at the time the Company gives the Purchasers notice that the Purchasers may thereafter effect sales pursuant to said prospectus; provided, that such suspension periods shall in no event exceed 30 consecutive days, for a total of not more than 60 days in any 12 month period and that, in the good faith judgment of the Company’s board of directors, the Company would, in the absence of such delay or suspension hereunder, be required under state or federal securities laws to disclose any corporate development, a potentially significant transaction or event involving the Company, or any negotiations, discussions, or proposals directly relating thereto, in either case the disclosure of which would reasonably be expected to have a material adverse effect upon the Company or its stockholders.

4.6
Obligations of the Purchasers. Each Purchaser shall furnish in writing to the Company such information regarding itself, the Registrable Shares held by it and the intended method of disposition of the Registrable Shares held by it, as shall be reasonably required to effect the registration of such Registrable Shares, and shall execute such documents in connection with such registration as the Company may reasonably request. At least five (5) Business Days prior to the first anticipated filing date of any Registration Statement, the Company shall notify each Purchaser of the information the Company requires from such Purchaser. Each Purchaser shall provide such information to the Company at least three (3) Business Days prior to the first anticipated filing date of such Registration Statement. Each Purchaser, by its acceptance of the Registrable Shares, agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of a Registration Statement hereunder, unless such Purchaser has notified the Company in writing of its election to exclude all of its Registrable Shares from such Registration Statement. Each Purchaser covenants and agrees that it will comply with the prospectus delivery requirements of the 1933 Act as applicable to it or an exemption therefrom in connection with sales of Registrable Shares pursuant to any Registration Statement.
4.7
Termination of Obligations. The obligations of the Company pursuant to Section 4.2 hereof shall cease and terminate, with respect to any Registrable Shares, upon the earlier to occur of (a) such time such Registrable Shares have been resold, or (b) such time as such Registrable Shares no longer remain Registrable Shares pursuant to Section 4.1(b) hereof.
4.8
Reporting Requirements.
(a)
With a view to making available the benefits of certain rules and regulations of the Commission that may at any time permit the sale of the Securities to the public without registration or pursuant to a registration statement on Form F-3 or Form S-3, the Company agrees to use:
(i)
make and keep adequate current public information available, as those terms are understood and defined in Rule 144, until the earlier of (A) six months after such date as all of the Registrable Shares may be sold without restriction by the holders thereof pursuant to Rule 144 or any other rule of similar effect or (B) such date as all of the Registrable Shares shall have been resold;
(ii)
file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and
(iii)
so long as a Purchaser owns Registrable Shares, to furnish to such Purchaser upon request (A) a written statement by the Company as to whether it is in compliance with the reporting requirements of Rule 144, the Securities Act and the Exchange Act, or whether it is qualified as a registrant whose securities may be resold pursuant to Commission Form F-3 or Form S-3, (B) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company and (C) such other information as may be reasonably requested to permit the Purchaser to sell such securities pursuant to Rule 144.

4.9
Blue Sky. The Company shall obtain and maintain all necessary blue sky law permits and qualifications, or secured exemptions therefrom, required by any state for the offer and sale of Registrable Shares.

[4.10 Lockup Agreement.

(a)
Agreement to Lock-Up. The Purchaser hereby agrees that it will not, without the prior written consent of the Company during the period commencing on the Closing Date and ending on the date that is one hundred and eighty (180) days after the Closing Date (the “Lock-Up Period”) (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or ADSs; or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Ordinary Shares or ADSs, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Ordinary Shares or ADSs or other Company securities, in cash or otherwise. Notwithstanding the foregoing, the Purchaser or its Permitted Transferees may transfer Ordinary Shares or ADSs during the Lock-Up Period (i) to (a) such Purchaser’s affiliates (as defined in Rule 405 promulgated under the Securities Act) and its and their respective officers or directors, (b) any immediate family members of such officers or directors, or (c) any direct or indirect partners, members or equity holders of Purchaser or any related investment funds or vehicles controlled or managed by such persons or entities or their respective affiliates, (d) as one or more bona fide gifts or charitable contributions, (ii) to the Company; (iii) under a trading plan established pursuant to Rule 10b5-1 under the Exchange Act that is existing as of the date hereof; or (iv) in connection with a liquidation, merger, stock exchange, reorganization, tender offer or other similar transaction which results in all of the Company’s shareholders having the right to exchange their Ordinary Shares or ADSs for cash, securities or other property subsequent to the Closing Date; provided, however, that in the case of clauses (i)(a) to (i)(d), it shall be a condition to the transfer that the Permitted Transferee execute an agreement stating that the Permitted Transferee is receiving and holding such capital stock subject to this Section 4.10 and there shall be no further transfer of such capital stock except in accordance with this Section 4.10, and provided further that any such transfer shall not involve a disposition for value. The term “Permitted Transferees” means, prior to the expiration of the Lock-Up Period, any person or entity to whom such Purchaser is permitted to transfer such Ordinary Shares or ADSs prior to the expiration of the Lock-Up Period pursuant to this Section 4.10(a). For the avoidance of doubt, this Section 4.10 applies only to the Securities purchased pursuant to this Agreement and not any other holdings in the Company the Purchaser or its affiliates may have now or in the future. This Section 4.10 shall not prevent a Purchaser from establishing trading plans pursuant to Rule 10b5-1 under the Exchange Act for the transfer of any Ordinary Shares or ADSs, provided that such plans do not provide for the transfer of such securities during the Lock-Up Period.

(b) Stop Transfer Instructions. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the Ordinary Shares or ADSs of such Purchaser (and transferees and assignees thereof) until the end of the Lock-Up Period.

(c) No More Favorable Terms. The Company agrees that if (i) any Purchaser is granted more favorable terms than the terms set forth in this Section 4.10, the terms hereof shall be automatically amended to reflect such more favorable terms, and (ii) any Purchaser is released from any or all of the lock-up restrictions with respect to the Securities, each of the other Purchasers shall automatically and contemporaneously be released from the lock-up restrictions hereunder, and in each case the Company shall provide prompt notice thereof to such Purchasers.

(d) Director and Executive Officer Lock-Up Agreements. This Section 4.10 shall not be binding on any Purchaser until each director and executive officer of the Company has agreed to transfer restrictions with respect to their individual current and future direct holdings in the Company on substantially the same terms.]

5.
Other Agreements of the Parties
5.1
Integration. Except as contemplated by the terms of this Agreement, the Company shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Securities such that the rules of Nasdaq would require shareholder approval of this transaction prior to the closing of such other transaction unless shareholder approval is obtained before the closing of such subsequent transaction.
5.2
Securities Laws Disclosure; Publicity. The Company shall: (a) issue a press release not later than 9:00 a.m. (New York City time) on the date of signing of this Agreement disclosing the material terms of the transactions contemplated hereby (the “Press Release”), and (b) by 5:30 p.m. (New York City time) on the fourth (4th) Trading Day following the date hereof, file a Report on Form 6-K disclosing the material terms of the transactions contemplated hereby which may include as an exhibit thereto only a form of this Agreement (which will not reference any specific Purchaser therein) (the “Form 6-K”). From and after the issuance of the Press Release, no Purchaser shall be in possession of any material, non-public information received from the Company or any of their respective officers, directors or employees that is not disclosed in the Press Release. Subject to the foregoing, no Purchaser shall issue any press releases or any other public statements with respect to the transactions contemplated hereby except as may be reviewed and approved by the Company; provided, however, that the Company shall be entitled, without the prior approval of any Purchaser, to make any press release or other public disclosure with respect to the transactions contemplated hereby, provided that the Company shall not publicly disclose the name of any Purchaser or an affiliate of any Purchaser except as otherwise required by applicable law and regulations. Notwithstanding the foregoing, and unless required by law or the rules and regulations of the Commission, or the AIM Rules and/or MAR, or otherwise agreed to in writing by the Company and the applicable Purchaser, the Company shall not publicly disclose the name of such Purchaser or an affiliate of such Purchaser, or include the name of such Purchaser or an affiliate of such Purchaser in any press release or filing with the Commission or any regulatory agency or the Nasdaq, without the prior written consent of such Purchaser.
5.3
Non-Public Information. Except with respect to (i) the material terms and conditions of the transactions contemplated by the Transaction Documents and (ii) material information that will have been made public by the time of execution of this Agreement, the Company covenants and agrees that neither it, nor any other Person acting on its behalf will provide any Purchaser or its agents or counsel with any information that constitutes, or the

Company reasonably believes constitutes, material non-public information and/or inside information.
5.4
Use of Proceeds. The Company will use the proceeds from the offering for working capital and other general corporate purposes.
5.5
Listing. In the time and manner required by the AIM Rules for Companies, the Company shall procure that its nominated adviser submits to the London Stock Exchange an application for admission of all of the Ordinary Shares (including the Ordinary Shares to be represented by the Purchased ADSs) to trading on AIM.
5.6
Equal Treatment of Purchasers. No consideration (including any modification of any Transaction Document) shall be offered or paid to any person to amend or consent to a waiver or modification of any provision of the Transaction Documents unless the same consideration is also offered to all of the parties to the Transaction Documents. For clarification purposes, this provision constitutes a separate right granted to each Purchaser by the Company and negotiated separately by each Purchaser, and is intended for the Company to treat the Purchasers as a class and shall not in any way be construed as the Purchasers acting in concert or as a group with respect to the purchase, disposition or voting of Securities or otherwise.
6.
Miscellaneous
6.1
Termination. This Agreement may be terminated by any Purchaser, as to such Purchaser’s obligations hereunder only and without any effect whatsoever on the obligations between the Company and the other Purchasers, by written notice to the other parties, if the Closing has not been consummated within ten (10) calendar days from the Effective Date through no fault of such Purchaser; provided, however, that no such termination will affect the right of any party to sue for any breach by the other party (or parties).
6.2
Fees and Expenses. Except as expressly set forth in the Transaction Documents to the contrary, each party shall pay the fees and expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement. Notwithstanding the foregoing, the Company shall pay to the Purchasers all transfer agent fees, and all stamp duty or stamp duty reserve tax required to be paid in the United Kingdom by the Purchasers, in connection with the issuance of the Securities to the Purchasers in accordance with the terms of this Agreement.
6.3
Entire Agreement. The Transaction Documents together with the exhibits and schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such subject matter, which the parties acknowledge have been merged into such documents, exhibits and schedules, except that the Mount Sinai Registration Rights Agreement and JRC Registration Rights Agreement are not so superseded and no provision of this Agreement shall be construed so as to negate, modify or affect in any way the Mount Sinai Registration Rights Agreement or the JRC Registration Rights Agreement, each of which shall remain in full force and effect.
6.4
Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective upon actual receipt via mail, courier or confirmed email by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth on the signature pages attached hereto.
6.5
Amendments; Waivers. No provision of this Agreement may be waived or amended except in a written instrument signed, in the case of an amendment, by (a) the Company and (b) Purchasers holding at least a majority of the Securities sold in the Closing (as a single class on an as-converted basis) and then-held by the Purchasers or, in the case of a waiver, by the party against whom enforcement of any such waived provision is sought; provided that if any amendment, disproportionately and adversely impacts a Purchaser (or group of Purchasers) in any material respect, the consent of such disproportionately impacted Purchaser (or group of Purchasers) shall also be required. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right.
6.6
Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.
6.7
Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their permitted successors and assigns. The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of each Purchaser (other than by merger). The Purchasers may not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Company (other than by merger).
6.8
Governing Law. All questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the State of New York for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or is an inconvenient venue for such proceeding. The Company agrees that final judgment in any such suit, action or proceeding brought in such court shall be conclusive and binding upon the Company and may be enforced in any court to the jurisdiction of which Company is subject by a suit upon such judgment. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. If either party shall commence an action or proceeding to enforce any provisions of the Transaction Documents, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.
6.9
Authorized Agent. The Company irrevocably appoints Renalytix AI, Inc., located at 1460 Broadway, New York, New York 10036, as its authorized agent in the Borough of Manhattan in The City of New York upon which process may be served in any such suit or proceeding, and agrees that service of process upon such authorized agent, and written notice of such service to the Company by the person serving the same to the address provided in this Section 6.9, shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company hereby represents and warrants that such authorized agent has accepted such appointment and has agreed to act as such authorized agent for service of process. The Company further agrees to take any and all action as may be necessary to maintain such designation and appointment of such authorized agent in full force and effect for a period of seven years from the date of this Agreement.
6.10
Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to each other party, it being understood that the parties need not sign the same counterpart. In the event that any signature on this Agreement is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a legally valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.
6.11
Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.
6.12
Rescission and Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) any of the other Transaction Documents, whenever any Purchaser exercises a right, election, demand or option under a Transaction Document and the Company does not timely perform its related obligations within the periods therein provided, then such Purchaser may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.

6.13
Replacement of Securities. If any certificate or instrument evidencing any Securities is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof (in the case of mutilation), or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction and customary and reasonable indemnity or bond, if requested. The applicant for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs (including customary indemnity) associated with the issuance of such replacement Securities.
6.14
Remedies. The Company shall be entitled to exercise all rights provided herein or granted by law, including recovery of damages, for any breach of the Transaction Documents.
6.15
Independent Nature of Purchasers’ Obligations and Rights. The obligations of each Purchaser under any Transaction Document are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance or non-performance of the obligations of any other Purchaser under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by any Purchaser pursuant thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Each Purchaser shall be entitled to independently protect and enforce its rights, including without limitation, the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose.
6.16
Construction. The parties agree that each of them and/or their respective counsel has reviewed and had an opportunity to revise the Transaction Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of the Transaction Documents or any amendments hereto.
6.17
Third-Party Beneficiaries. The Placement Agent shall be the third-party beneficiaries of the representations and warranties of the Company in Section 3.1, the representations, warranties and covenants of the Purchasers in Section 3.2, Section 5.2 and Section 5.5 of this Agreement. This Agreement is intended for the benefit of the parties hereto, as well as the Placement Agent to the extent it is a third-party beneficiary pursuant to this Section 6.17, and its respective permitted successors and assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person, except as otherwise set forth in Section 4.4(a) and this Section 6.17.
6.18
WAIVER OF JURY TRIAL. IN ANY ACTION, SUIT, OR PROCEEDING IN ANY JURISDICTION BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY, THE PARTIES EACH KNOWINGLY AND INTENTIONALLY, TO THE GREATEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND EXPRESSLY WAIVES FOREVER TRIAL BY JURY.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

RENALYTIX PLC

/s/ James McCullough

Name: James McCullough

Title: CEO

Address for Notice:

Email:

Attention:

With copies to (which shall not constitute notice):

Cooley (UK) LLP

Address: 22 Bishopsgate
London, UK EC2N 4BQ

Email:

Attention: Claire Keast-Butler

Cooley LLP

Address: 500 Boylston Street, 14th Floor
Boston, Massachusetts 02116-3736

Email:

Attention: Marc A. Recht

IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

PURCHASERS:

The Hamilton E. James 2003 Childrens Trust

By: Hamilton E. James, as Trustee

By:

Name: David Campbell

Title: Attorney-in-Fact

Address:

Shares Beneficially Owned Prior to Closing:

Ordinary Shares:

ADSs: 119,174 (held by affiliate)

Shares Being Purchased:

Ordinary Shares: 0

ADSs: 4,147,466

Contact: Daniel Forman

Email: dforman@jrivercapital.com

PURCHASERS:

ICAHN SCHOOL OF MEDICINE AT MOUNT SINAI

By:

Name: Stephen Harvey

Title: Chief Financial Officer

Address: One Gustave L. Levy Place Box 4500
New York, NY 10029

Shares Beneficially Owned Prior to Closing:

Ordinary Shares: 9,956,874

ADSs: 0

Shares Being Purchased:

Ordinary Shares: 0

ADSs: 1,382,489

EIN:

Contact: Stephen Harvey

Email:

PURCHASERS:

HHGG WISSENSCHAFT UND KULTUR GEMEINNUTZIGE GMBH

By:

Name: Michael J. Balmann

Title: Vice President and Treasurer of Atlas Capital Holding LLC, General Partner of Pinnacle Management Partners LP, Investment Advisor

Address: c/o Pinnacle Management Services, LLC
343 Thornall St., Suite 600
Edison, NJ 08837
accountingstaff@pinnllc.com

Shares Beneficially Owned Prior to Closing:

Ordinary Shares: 0

ADSs: 0

Shares Being Purchased:

Ordinary Shares: 0

ADSs: 414,746

EIN:

Contact: Michael J. Balmann

Email:

PURCHASERS:

Kariba LLC

By:

Name: Michael J. Balmann

Title: Vice President

Address: c/o Pinnacle Management Services, LLC
343 Thornall St., Suite 600
Edison, NJ 08837
accountingstaff@pinnllc.com

Shares Beneficially Owned Prior to Closing:

Ordinary Shares: 0

ADSs: 0

Shares Being Purchased:

Ordinary Shares: 0

ADSs: 207,374

EIN:

Contact: Michael J. Balmann

Email:

PURCHASERS:

Rugu-S LLC

By:

Name: Michael J. Balmann

Title: Vice President and Chief Financial Officer

Address: c/o Pinnacle Management Services, LLC
343 Thornall St., Suite 600
Edison, NJ 08837
accountingstaff@pinnllc.com

Shares Beneficially Owned Prior to Closing:

Ordinary Shares: 0

ADSs: 0

Shares Being Purchased:

Ordinary Shares: 0

ADSs: 207,374

EIN:

Contact: Michael J. Balmann

Email:

PURCHASERS:

PINNACLE ASSOCIATES, LTD.

By:

Name: John Passios

Title: EVP

Address: 286 Madison Ave., 20th Floor, New York, NY 10017

Shares Beneficially Owned Prior to Closing: 200,115

Shares Being Purchased:

Ordinary Shares: 0

ADSs: 230,416

EIN:

Contact: Joseph Shea

Email:

PURCHASERS:

NRH Holdings Limited

By:

Name: Julia Church

Title: Director

Address: Trafalgar Court, Admiral Park, St. Peter’s Park, Guernsey

Shares Beneficially Owned Prior to Closing:

Ordinary Shares: 0

ADSs: 252,423

Shares Being Purchased:

Ordinary Shares: 0

ADSs: 921,660

EIN:

Contact: Julia Church

Email:

EXHIBIT A

CLOSING SCHEDULE

American Depositary Shares

Purchaser	Number of ADSs Purchased	Total Purchase Price
Hamilton E. James 2003 Children’s Trust UAD 12/19/03	4,147,466	$9,000,001.22
Icahn School of Medicine at Mount Sinai	1,382,489	$3,000,001.13
NRH Holdings Limited	921,660	$2,000,002.20
HHgG Wissenschaft und Kultur Gemeinnutzige GmbH	414,746	$899,998.82
Kariba LLC	207,374	$450,001.58
RUGU-S LLC	207,374	$450,001.58
Pinnacle Associates, Ltd.	230,416	$500,002.72

Total	7,511,525	$16,300,009.25